Exhibit 99.1

U.S. and Australia Support for Nova’s Estelle Project

Anchorage Alaska, August 14, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to provide an update where both Alaska State government officials and the Australian Consular-General have shown strong support for the Estelle Gold and Critical Minerals Project in recent meetings with Nova.

Highlights

●	Alaska State Governor, Mike Dunleavy (Figure 1) continues to show strong support for the Estelle Project in a meeting with Nova CEO Christopher Gerteisen, and reinforces the strategic alignment between its expansive resource base and district-scale potential, and Alaska’s key infrastructure development plans.

●	Site visit by the Australian Consular-General, Tanya Bennett (Figure 3) recognizes the Estelle Project as a leading example of the deepening Australia–United States collaboration in critical minerals and strategic resource development.

●	Builds on momentum from the recent Nova Board of Directors’ Alaska visit (ASX Announcement: 24 July 2025), where Alaska’s Congressional Delegation, including offices of U.S. Senators Lisa Murkowski and Dan Sullivan, Representatives Nick Begich and Kevin McCabe, and Matsu Borough Mayor Edna DeVries, all expressed broad support for Estelle’s development, and critical infrastructure such as the West Susitna Access Road and Port MacKenzie.

Nova CEO, Mr Christopher Gerteisen commented: “Momentum continues to build as the Estelle Gold and Critical Minerals Project gains significant strategic recognition. My recent meeting with Alaska Governor Mike Dunleavy confirmed that our long-term vision for Estelle is well aligned with the State’s infrastructure and economic development goals — particularly regarding the West Susitna Access Road, Port MacKenzie, and Alaska LNG. These initiatives, reinforced by recent U.S. Presidential Executive Orders, position Estelle as a potential key contributor to strengthening domestic resource security. With the February 2025 RFC Ambrian report naming Estelle as one of only nine global projects with near-term antimony production potential, alongside our rapidly expanding gold resource, we believe Estelle is emerging as a rare and valuable dual-commodity asset.

We are also encouraged by growing interest from the U.S. Department of Defense and the Australian Government. As an active member of the Defense Industrial Base Consortium, Nova is advancing applications for potential non-dilutive funding that could significantly accelerate development. While we’re not in a position to share full details just yet, the discussions underway extend far beyond traditional exploration support. Estelle is evolving from a single project into a strategic mineralized district — potentially critical to Western efforts to secure supply chains and reduce reliance on foreign sources of critical minerals. With all key elements now appearing to converge, we believe a major inflection point is approaching.”

Meeting with Alaksa State Governor

Nova’s CEO, Christopher Gerteisen, was invited to meet with Alaska Governor Mike Dunleavy to discuss the Estelle Project’s progress and key infrastructure requirements (Figure 2) for it including:

●	West Susitna Access Road – Alaska Industrial Development and Export Authority (AIDEA)-supported infrastructure project which when completed will provide year round all weather road access to the Estelle Project. AIDEA, recently submitted a permit application for its 78.5 miles of proposed public and industry road (see AIDEA’s news release here) which will connect Estelle with existing road, rail, port, and energy infrastructure.

●	Port MacKenzie Upgrade and Economic Zone - Enhancements to logistics and export capacity critical for scaling Estelle.

●	Alaska LNG (AKLNG) - A vital energy infrastructure component to support mineral processing and sustainable project development.

Alaska Governor Mike Dunleavy has provided strong support for the West Susitna Access Road previously stating, “AIDEA’s West Susitna Road holds significant value for Alaskans, especially local residents seeking better access to hunting, fishing, recreation, and potential opportunities in mining, processing, and manufacturing. My administration and AIDEA are continually exploring ways to boost our economy and create well-paying jobs for families. This project presents a fantastic opportunity for Alaska to expand and generate revenue. I am dedicated to this initiative and to unlocking resources that will benefit all Alaskans.”

Figure 1. Alaska Governor Mike Dunleavy (Left) with Nova’s CEO Christopher Gerteisen (Right)

These initiatives are directly aligned with two pivotal Presidential Executive Orders, which prioritize domestic mineral supply chains and Alaska’s resource potential:

●	Unleashing Alaska’s Extraordinary Resource Potential” (Jan 2025)

●	Immediate Measures to Increase American Mineral Production” (Mar 2025)

Nova continues close collaboration with state and federal partners with a goal of fast-track permitting, infrastructure integration, and project development toward large-scale production.

Figure 2. Proposed route for the West Susitna Access Road. Source AIDEA.

Australian Consular-General Site Visit

Following an enquiry from the Australian Consulate in Los Angeles, Nova Minerals was pleased to host Australian Consul-General Tanya Bennett at the Estelle Project site. As a dual-listed company on the NASDAQ and ASX, Nova is actively progressing the exploration and development of gold, antimony, and other critical minerals—key resources for global supply chain resilience and national security. The visit highlighted Estelle as an example of growing Australia–U.S. collaboration in the strategic minerals sector. While in Alaska, the Consul-General also met with Governor Mike Dunleavy and various state agencies, reinforcing diplomatic support for the continued advancement of the Estelle Project. To see video of the site visit click here, and for LinkedIn post of the subsequent meeting with Alaska State officials click here.

Figure 3. Nova CEO Christopher Gerteisen (Left) with Australian Consular General Tanya Bennett (Right) at the RPM deposit

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196